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                             August 20, 2020

       Patrick Pedonti
       Senior Vice President and Chief Financial Officer
       SS&C Technologies Holdings, Inc.
       80 Lamberton Road
       Windsor, CT 06095

                                                        Re: SS&C Technologies
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 001-34675

       Dear Mr. Pedonti:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 18. Segment and Geographic Information, page 86

   1.                                                   Please provide us with
an analysis of how you determined you have one
                                                        operating/reportable
segment. In your response, please address the following:
                                                            Provide us with an
organization chart together with a narrative that describes your management
structure, including the identification of your CODM.
                                                            Describe the role
of the CODM and each of the individuals who report to the
                                                            CODM. If the
general managers of the various business units, as disclosed on your website, do not
report to the CODM, please also describe their role and how they fit into your
organizational structure.
                                                            Explain the various
forms of discrete financial information regularly reviewed by your CODM that is
at a disaggregated or lower level than your consolidated results.
                                                            Please describe the
nature of any profitability information that is reviewed by your
 Patrick Pedonti
SS&C Technologies Holdings, Inc.
August 20, 2020
Page 2
              CODM at a level lower than your consolidated results and explain how often this information is provided to and reviewed by your CODM.
                If lower level or disaggregated information is not regularly reviewed by the CODM, tell us who is responsible for allocating resources and assessing performance below the consolidated level and explain how that works.
                Tell us how often the CODM meets with his or her direct reports, the financial information the CODM reviews in conjunction with those meetings, the financial information discussed and who else attends such meetings.
                Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
                Describe the basis for determining the compensation for each individual that reports to the CODM.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief at (202) 551-3499 with any questions.



FirstName LastNamePatrick Pedonti                             Sincerely,
Comapany NameSS&C Technologies Holdings, Inc.
                                                              Division of
Corporation Finance
August 20, 2020 Page 2                                        Office of
Technology
FirstName LastName